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                             September 18, 2020

       Andrew Rubenstein
       President and Chief Executive Officer
       Accel Entertainment, Inc.
       140 Tower Drive
       Burr Ridge, Illinois 60527

                                                        Re: Accel
Entertainment, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
11, 2020
                                                            CIK No. 0001698991

       Dear Mr. Rubenstein:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services